Exhibit 14

U.S. Gold Corporation
CODE OF BUSINESS CONDUCT AND ETHICS

U.S. Gold Corporation (the “Company”) will conduct its business honestly, ethically and fairly with all its constituencies, including employees, shareholders and the public.  The Company will maintain a reputation for honesty, fairness, respect, responsibility, integrity, trust and sound business judgment. No illegal or unethical conduct on the part of directors, officers and employees (“U.S. Gold Representatives”) is in the Company’s best interest.  This Code of Business Conduct and Ethics (the “Code”) extends to all U.S. Gold Representatives, who are expected to adhere to high standards of personal integrity.  Failure to comply with the Code can result in discipline, including termination.

CONFLICTS OF INTEREST

A “conflict of interest” exists when an employee or director’s private interest interferes in any way with the interests of the Company. U.S. Gold Representatives have a duty to disclose relationships, activities and interests that have the potential to conflict with the Company’s interests or deprive the Company of their complete loyalty when they act on the Company’s behalf.

Conflicts of interest are prohibited as a matter of Company policy, except as approved by the Board of Directors of the Company (the “Board”) or under guidelines approved by the Board.  In order to avoid a conflict of interest, or even the appearance of a conflict of interest, U.S. Gold Representatives will not:

•                  Possess any personal financial interest in any business transaction of the Company or its agents or representatives unless such interest is first approved by the Board.

•                  Acquire or maintain any influential interest in or position with any other business enterprise whose activities are in competition with the Company.

•                  Accept gifts, gratuities, bribes, kickbacks or similar renumeration or consideration given by any person or organization in order to attract or influence business activity.

•                  Use information concerning the Company’s business for personal gain or profit.

U.S. Gold Representatives are responsible for promptly notifying management or the Board of any known conflicts of interest, or any situation which is not a conflict of interest but has the potential to become so.  Although it is impossible to identify every potential conflict of interest, and although the Company will work with U.S. Gold Representatives in case of conflict to search for a mutually satisfactory solution, interests or activities in which potential conflicts could arise need to be disclosed to the Board.

The Company will strive to ensure that all U.S. Gold Representatives who promote its business and policies, or are responsible for the Company’s welfare and financial health, are not hindered by any conflicting relationships, activities or interests.

CORPORATE OPPORTUNITY POLICY

The Company has previously adopted a Corporate Opportunity Policy for its officers and directors, which is herein incorporated by reference.  This policy shall apply to all U.S. Gold Representatives.  Further, U.S. Gold Representatives are expressly prohibited from taking for themselves opportunities discovered through use of Company property, information or position, using Company property for personal gain and from competing with the Company.  U.S. Gold Representatives owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

CONFIDENTIALITY AND INSIDER TRADING

The Company has adopted a Disclosure Policy for its employees, officers and directors, which is incorporated herein by reference.  U.S. Gold Representatives are expected to adhere to the Disclosure Policy, which includes provisions that address maintaining confidentiality with respect to certain information obtained by U.S. Gold Representatives in their capacity as such and restrictions on insider trading.

COMPLIANCE WITH LAWS AND REGULATIONS

In addition to following the law with respect to insider trading, U.S. Gold Representatives must respect and obey the laws, rules and regulations of the cities, states and countries in which the Company operates.  If there is any doubt about whether conduct is in compliance with relevant laws and regulations, U.S. Gold Representatives are encouraged to seek advice from management or other appropriate personnel.

HEALTH AND SAFETY

The Company strives to provide a safe work environment.  U.S. Gold Representatives have a responsibility to maintain a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

FAIR DEALING

U.S. Gold Representatives will deal fairly and candidly with its customers, suppliers, competitors and employees.  This means U.S. Gold Representatives will not abuse privileged information or manipulate, conceal or misrepresent material facts when conducting business on behalf of the Company.  U.S. Gold Representatives shall refrain from gathering competitor intelligence by improper means and refrain from acting on knowledge that has been gathered in such manner.

COMPANY PROPERTY

U.S. Gold Representatives are responsible for protecting the Company’s assets and preventing their misuse.  Company assets are provided by the Company for the conduct of the Company’s business and should not be used for personal use.  Carelessness, theft, inefficient or improper use of Company assets negatively impact the Company.  U.S. Gold Representatives are expected to report any improper use of Company assets to management or the Board.

REPORTING VIOLATIONS OF THE CODE

U.S. Gold Representatives agree to promptly disclose any observed illegal or unethical behavior to management or any member of the Audit Committee of the Board.  The Company will not allow retaliation against any U.S. Gold Representative who makes a report in good faith.  Confidentiality, including keeping the reporting person’s identity anonymous if necessary, will be maintained to the extent consistent with applicable law and the need to conduct an adequate review.

WAIVER OF THE CODE

Any waiver of this Code for U.S. Gold Representatives may be made only by the Board.  In the case of a director seeking a waiver of this Code, such director may not participate in any Board vote related to such waiver.  A waiver of this Code for any officer or director will be promptly disclosed to the Company’s shareholders.